EXHIBIT 99.1

Vicinity Motor Corp. Provides Update on Filing of Quarterly

Financial Statements

VANCOUVER, BC / ACCESSWIRE / September 25, 2024 / Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles today provides an update to its news release dated August 14, 2024 (the “Announcement”) announcing its request for a management cease trade order (the “MCTO”) relating to the late filing of the Company’s interim financial statements, MD&A and applicable CEO and CFO certifications for the six months ended June 30, 2024 (the “Interim Filings”).

The Company’s principal regulator, the British Columbia Securities Commission (the “Commission”), granted the MCTO on August 15, 2024, under National Policy 12-203 – Management Cease Trader Orders (“NP 12-203”). Pursuant to the MCTO, the Chief Executive Officer and the Chief Financial Officer of the Company may not trade in securities of the Company until such time as the Company files the Interim Filings and the Commission revokes the MCTO. The MCTO does not affect the ability of shareholders to trade their securities. The Company’s Board of Directors and management are continuing to work with its accounting team and other stakeholders to prepare the Interim Filings as soon as practicable and it is the Company’s reasonable expectation that the Interim Filings will be finalized on or before October 11, 2024, to coincide with the end of the 60 day workout and financial restructuring plan.

Until the Interim Filings are filed, the Company intends to comply with the provisions of the alternative information guidelines as set out in NP 12-203 for as long as it remains in default, including the issuance of bi-weekly default status reports in the form of a news release. The Company has imposed an insider trading blackout pending the filing of the Interim Filings.

The Company confirms that, since the date of the Announcement: (i) there has been no material change to the information set out in the Announcement that has not been generally disclosed; (ii) there has not been any other specified default by the Company under NP 12-203; (iii) the Company is not subject to any insolvency proceedings as of the date of this news release, though the Company has entered into a workout and financial restructuring plan with its secured lenders as disclosed in the Company’s news release dated August 21, 2024; and (iv) there is no material information concerning the affairs of the Company that has not been generally disclosed.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV) (TSXV:VMC) (“VMC”) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@vicinitymotor.com

Investor Relations Contact:

Lucas Zimmerman

MZ Group - MZ North America

949-259-4987

VMC@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. In particular, and without limitation, this news release contains forward-looking statements respecting the Company’s reasonable expectation that the Interim Filings will be finalized on or before September 13, 2024 and the success of the Company’s discussions with its creditors to evaluate potential solutions to enable the Company to carry on. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the outcome of workout and financial restructuring plans with its secured lenders; uncertainties related to economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.